SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549





                                   FORM 11-K

                  For the fiscal year ended December 31, 1996


                   _X_ Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                  ___ Transition Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                For the transition period from ____________ to
                               ____________

          Commission file number 1-8291



                       GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust

                           (Full title of the Plan)



                      Green Mountain Power Corporation
                    25 Green Mountain Drive, P.O. Box 850
                         South Burlington, VT 05402
                                (802) 864-5731



             (Name of issuer of the securities held pursuant to the
              Plan and the address of its principal executive office)





                         GREEN MOUNTAIN POWER CORPORATION
                               EMPLOYEE SAVINGS AND
                            INVESTMENT PLAN AND TRUST

                               Financial Statements

                                December 31, 1996




                         Green Mountain Power Corporation
                  Employee Savings and Investment Plan and Trust
                                TABLE OF CONTENTS
                                December 31, 1996





                                                              Page


INDEPENDENT AUDITOR'S REPORT                                    1



FINANCIAL STATEMENTS


  Statements of Net Assets Available for Plan Benefits          3


  Statements of Changes in Net Assets Available for
    Plan Benefits                                               4


  Notes to Financial Statements                                 5

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULE          15

  Schedule of Assets Held for Investment Purposes              16





                        INDEPENDENT AUDITOR'S REPORT



To the Retirement Board
Green Mountain Power Corporation
  Employee Savings and Investment Plan and Trust


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                    /s/KITTELL, BRANAGAN & SARGENT
                                    KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
February 11, 1997




                       Green Mountain Power Corporation
               Employee Savings and Investment Plan and Trust
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,


                                                                   1996          1995
                                                                   ----          ----


ASSETS
  Investments at fair value as determined
  by quoted market price:
    Participating Employer:
      Green Mountain Power Corporation common stock             $3,526,433    $4,916,135
      Twentieth Century Investors Ultra Fund                     3,961,537     2,715,188
      State Street S & P 500 Index Fund                          3,752,764     2,212,996
      Fidelity Asset Manager Fund                                2,986,278     2,523,169
                                                               ------------  ------------
                                                                14,227,012    12,367,488
                                                               ------------  ------------
  Investments at estimated fair value:
    Money Market Fund                                            1,902,853     1,869,810
    Participant loans                                            1,229,841     1,031,224
                                                               ------------  ------------
                                                                 3,132,694     2,901,034

  Receivables:
    Accrued Interest and dividends                                 128,406        30,384
    Due from (to) brokers                                         (182,818)       21,172
                                                               ------------  ------------
                                                                   (54,412)       51,556
                                                               ------------  ------------

  Cash                                                             305,602        79,628
                                                               ------------  ------------

         TOTAL ASSETS                                           17,610,896    15,399,706
                                                               ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $17,610,896   $15,399,706
                                                               ============  ============

                        See Notes to Financial Statements.



                         Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        For the Years Ended December 31,


                                                                   1996          1995          1994
                                                                   ----          ----          ----

INVESTMENT INCOME
  Interest                                                        $190,691      $174,133      $173,518
  Dividends on Green Mountain
   Power Corporation Stock                                         340,037       361,340       347,529
  Other dividends                                                  584,245       199,980        69,009
  Realized gain (loss)
   on sale of investments                                          (95,720)       46,239       (48,552)
  Net unrealized appreciation
   (depreciation) in fair market
   value of investments                                            362,162     1,335,121      (726,965)
                                                               ------------  ------------  ------------
                                                                 1,381,415     2,116,813      (185,461)
                                                               ------------  ------------  ------------

CONTRIBUTIONS
  Employer                                                         447,490       450,781       455,722
  Employee                                                       1,526,730     1,391,478     1,364,346
                                                               ------------  ------------  ------------
                                                                 1,974,220     1,842,259     1,820,068
                                                               ------------  ------------  ------------

          TOTAL ADDITIONS                                        3,355,635     3,959,072     1,634,607
                                                               ------------  ------------  ------------


ADMINISTRATIVE EXPENSES                                             51,468        60,483

BENEFITS PAID                                                    1,092,977       905,019       458,251
                                                               ------------  ------------  ------------

          TOTAL DEDUCTIONS                                       1,144,445       965,502       458,251
                                                               ------------  ------------  ------------

NET INCREASE                                                     2,211,190     2,993,570     1,176,356


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of Year                                             15,399,706    12,406,136    11,229,780
                                                               ------------  ------------  ------------

  End of Year                                                  $17,610,896   $15,399,706   $12,406,136
                                                               ============  ============  ============


                       See Notes to Financial Statements.



                        Green Mountain Power Corporation
                  Employee Savings and Investment Plan and Trust
                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996




NOTE 1     PLAN DESCRIPTION

The following brief description of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiaries, Green Mountain Propane Gas Company, Inc. and Mountain Energy, Inc.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets
The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. Administrative expenses for the Trustee's fees are absorbed by the Plan.

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Other administrative costs are absorbed by the Plan beginning in 1996.

Participant Contributions
Upon enrollment or re-enrollment, participants shall direct their contributions to be invested in one or more of the following investment options in 10 percent increments:

GMP Stock Fund - This fund is invested in Green Mountain
Power Corporation common stock.

Guaranteed Income Fund - This fund is invested in bank investment contracts with Chittenden Bank. As of December 31, 1995, this fund was no longer available.

S & P 500 Index Fund - This fund is invested in units of the
Standard & Poor's 500 Index Fund which is comprised principally of corporate stock, held in the Standard & Poor's
500 Index. The fund is designed to duplicate the performance of the Standard & Poor's 500 Index.

Temporary Cash Fund - This fund is invested in the Lehman
Cash Fund.

Asset Fund - This fund is invested in shares of the Fidelity
Asset Manager Fund which is comprised of a broad mix of securities including equity, fixed income, and money market securities.

Ultra Fund - This fund is invested in shares of the Twentieth
Century Ultra Investors Fund, which is comprised of securities of small and emerging growth companies. It invests in the stock of a wide range of small to medium-sized growth companies.

Participants may revise the balance in each fund and/or investment direction effective on the first day of each quarter, by providing the Administrator with 30 days advance written notice.

Company Contributions
For each participant, the Company contributes $.50 for every $1.00 contributed by the participant on the first 6 percent of the participant's eligible compensation. Company contributions are invested in the GMP Stock Fund.

Loan Provisions
Effective July 1, 1986, the Plan allows participants to borrow funds from their account. All loans require approval by the Administrator. All loan repayments will be through payroll deductions, except that loans may be repaid in a lump sum at any time without penalty. The term of the loan will be no greater than five years, except that loans which are used to acquire, construct or rehabilitate a principal residence may extend up to 30 years. Loans and associated interest must be repaid in full at the time of retirement or termination. The interest rate must be commensurate with the rate charged by persons in the business of lending money for loans which would be made under similar circumstances in accordance with Department of Labor regulations. There were 270 and 258 loans outstanding at December 31, 1996 and 1995, respectively.

Vesting
Employees are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

Tax Status
The Plan as originally established in 1985 has been determined by the Internal Revenue Service (IRS) to be a qualified plan under IRS Code Sections 401(k) and 409. A favorable determination on the Plan, as restated effective January 1, 1996, has been received.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.


NOTE 2 VALUATION OF INVESTMENTS AT ESTIMATED FAIR VALUE

The money market fund is carried at its cash value. Participant loans are carried at their unpaid principal balances at year end, which also approximate estimated fair value.


                                                       1996          1995
                                                       ----          ----
Money Market Fund:  Lehman cash fund;
  interest at varying rates
  approximating market.                             $1,902,853    $1,869,810

Participant loans                                    1,229,841     1,031,224
                                                   ------------  ------------
                                                    $3,132,694    $2,901,034
                                                   ============  ============


NOTE 3     INVESTMENTS


     The details of investments as of December 31, 1996 were as follows:

                                                                  Number
                                                                of Shares,
                                                                 Contract
                                                                 Amounts,                      Fair
                                                               Units,Loans       Cost         Value
                                                               -----------       ----         -----

GMP Stock Fund
Green Mountain Power Corp. common stock                            147,704    $3,951,129    $3,526,433
                                                               ============  ============  ============

Ultra Fund
Twentieth Century Investors Ultra Fund                             141,030    $3,058,001    $3,961,537
                                                               ============  ============  ============


S & P 500 Fund
State Street S & P 500 Index Fund                                   31,429    $2,607,008    $3,752,764
                                                               ============  ============  ============

Asset Fund
Fidelity Asset Manager Fund                                        181,316    $2,581,226    $2,986,278
                                                               ============  ============  ============

Money Market Fund                                                1,902,853    $1,902,853    $1,902,853
                                                               ============  ============  ============

Participant Loans                                                      270    $1,229,841    $1,229,841
                                                               ============  ============  ============

     The details of investments as of December 31, 1995 were as follows:

                                                                  Number
                                                                of Shares,
                                                                 Contract
                                                                 Amounts,                      Fair
                                                               Units,Loans       Cost         Value
                                                               -----------       ----         -----

GMP Stock Fund
Green Mountain Power Corp. common stock                            177,158    $4,773,341    $4,916,135
                                                               ============  ============  ============

Ultra Fund
Twentieth Century Investors Ultra Fund                             103,990    $2,203,518    $2,715,188
                                                               ============  ============  ============


S & P 500 Fund
State Street S & P 500 Index Fund                                   22,800    $1,639,875    $2,212,996
                                                               ============  ============  ============

Asset Fund
Fidelity Asset Manager Fund                                        159,191    $2,313,726    $2,523,169
                                                               ============  ============  ============

Money Market Fund                                                1,869,810    $1,869,810    $1,869,810
                                                               ============  ============  ============

Participant Loans                                                      258    $1,031,224    $1,031,224
                                                               ============  ============  ============


NOTE 4     REALIZED GAIN ON SALE OF INVESTMENTS

Aggregate costs, proceeds and realized net gain (loss) on investment transactions were as follows:

  1996
Aggregate proceeds                                              $2,979,159
Aggregate cost (based on average cost)                          (3,074,879)
                                                               ------------
   NET GAIN (LOSS)                                                ($95,720)
                                                               ============

  1995
Aggregate proceeds                                              $1,532,967
Aggregate cost (based on average cost)                          (1,486,728)
                                                               ------------
   NET GAIN (LOSS)                                                 $46,239
                                                               ============

  1994
Aggregate proceeds                                              $1,193,728
Aggregate cost (based on average cost)                          (1,242,280)
                                                               ------------
   NET GAIN (LOSS)                                                ($48,552)
                                                               ============


NOTE 5     UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following summarizes unrealized appreciation (depreciation) in fair market value of investments during each of the periods:

Balance January 1, 1994                                           $828,872

Unrealized depreciation - 1994                                    (726,965)
                                                               ------------
Balance, December 31, 1994                                         101,907

Unrealized appreciation - 1995                                   1,335,121
                                                               ------------
Balance, December 31, 1995                                       1,437,028

Unrealized appreciation - 1996                                     362,162
                                                               ------------
Balance, December 31, 1996                                      $1,799,190
                                                               ============


NOTE 6     ALLOCATION OF FUNDS BY INVESTMENT PROGRAM

     The allocation of assets, liabilities and net assets available for plan benefits by investment program is as follows:



                                             S&P
                                             500         GMP      Temporary
                                            Index       Stock       Cash        Asset       Ultra       Loan
December 31, 1996                           Fund        Fund        Fund        Fund        Fund        Fund        Total
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

ASSETS
 Investments at fair value as determined
  by quoted market price
   Participating employer:
    Green Mountain Power Corporation
     common stock                         $          $3,526,433   $           $           $           $           $3,526,433
    Twentieth Century Investors
      Ultra Fund                                                                          3,961,537                3,961,537
    State Street S & P 500 Index Fund     3,752,764                                                                3,752,764
    Fidelity Asset Manager Fund                                               2,986,278                            2,986,278
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                          3,752,764   3,526,433               2,986,278   3,961,537               14,227,012
 Investments at estimated fair value
   Money Market Fund                                              1,902,853                                        1,902,853
   Participant loans                                                                                  1,229,841    1,229,841
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                                                  1,902,853                           1,229,841    3,132,694
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

 Receivables
   Accrued interest and dividends                            92                 128,314                              128,406
   Due from (to) brokers                     41,047                                        (223,865)                (182,818)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                             41,047          92                 128,314    (223,865)                 (54,412)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Cash                                        (41,039)    114,084       8,678           6     223,873                  305,602
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

      Total Assets                        3,752,772   3,640,609   1,911,531   3,114,598   3,961,545   1,229,841   17,610,896
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $3,752,772  $3,640,609  $1,911,531  $3,114,598  $3,961,545  $1,229,841  $17,610,896
                                         =========== =========== =========== =========== =========== =========== ============
Percent of Total Assets                         21%         21%         11%         18%         22%          7%         100%



NOTE 6     ALLOCATION OF FUNDS BY INVESTMENT PROGRAM

     The allocation of assets, liabilities and net assets available for plan benefits by investment program is as follows:


                                             S&P
                                             500         GMP      Temporary
                                            Index       Stock       Cash        Asset       Ultra       Loan
December 31, 1995                           Fund        Fund        Fund        Fund        Fund        Fund        Total
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

ASSETS
 Investments at fair value as determined
  by quoted market price
   Participating employer:
    Green Mountain Power Corporation
     common stock                         $          $4,916,135   $           $           $           $           $4,916,135
    Twentieth Century Investors
      Ultra Fund                                                                          2,715,188                2,715,188
    State Street S & P 500 Index Fund     2,212,996                                                                2,212,996
    Fidelity Asset Manager Fund                                               2,523,169                            2,523,169
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                          2,212,996   4,916,135               2,523,169   2,715,188               12,367,488
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
 Investments at estimated fair value
   Money Market Fund                                              1,869,810                                        1,869,810
   Participant loans                                                                                  1,031,224    1,031,224
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                                                  1,869,810                           1,031,224    2,901,034
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

 Receivables
   Accrued interest and dividends                14                              30,370                               30,384
   Due from brokers                          21,172                                                                   21,172
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                             21,186                              30,370                               51,556
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Cash                                        (21,173)     91,845       8,953           2           1                   79,628
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

      Total Assets                        2,213,009   5,007,980   1,878,763   2,553,541   2,715,189   1,031,224   15,399,706
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $2,213,009  $5,007,980  $1,878,763  $2,553,541  $2,715,189  $1,031,224  $15,399,706
                                         =========== =========== =========== =========== =========== =========== ============
Percent of Total Assets                        14 %         32%         12%         16%         17%          9%         100%


NOTE 7   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM

The allocation of the various components of changes in net assets available for plan benefits by investment program for the years ended
December 31, 1996, 1995 and 1994 is as follows:


                                             S&P
                                             500         GMP      Temporary
                                            Index       Stock       Cash        Asset       Ultra       Loan
December 31, 1996                           Fund        Fund        Fund        Fund        Fund        Fund        Total
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
 Investment income:
  Interest                                  $21,460     $14,351    $111,913     $18,553     $24,414                 $190,691
  Dividends on Green
   Mountain Power stock                                 340,037                                                      340,037
  Other dividends                                                               360,380     223,865                  584,245
  Realized gain (loss) on
   sale of investments                       18,599    (130,233)                 10,464       5,450                  (95,720)
  Net unrealized
   appreciation
   (depreciation) in fair
   value of investments                     604,583    (524,429)                 89,095     192,913                  362,162
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Investment
      Income                                644,642    (300,274)    111,913     478,492     446,642                1,381,415
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
Contributions:
  Employer                                              447,490                                                      447,490
  Employee                                  364,608     185,857     143,483     335,451     497,331                1,526,730
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Contributions                    364,608     633,347     143,483     335,451     497,331                1,974,220
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

     Total Additions                      1,009,250     333,073     255,396     813,943     943,973                3,355,635
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Administrative expenses                      (9,534)    (15,017)     (6,583)     (9,185)    (11,149)                 (51,468)
Benefits Paid                              (117,085)   (549,447)   (283,591)   (107,905)    (34,949)              (1,092,977)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Deductions                      (126,619)   (564,464)   (290,174)   (117,090)    (46,098)              (1,144,445)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Interfund Transfers                         657,132  (1,135,980)     67,546    (135,796)    348,481     198,617
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Net Increase                              1,539,763  (1,367,371)     32,768     561,057   1,246,356     198,617    2,211,190


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of Year                       2,213,009   5,007,980   1,878,763   2,553,541   2,715,189   1,031,224   15,399,706
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

  End of Year                            $3,752,772  $3,640,609  $1,911,531  $3,114,598  $3,961,545  $1,229,841  $17,610,896
                                         =========== =========== =========== =========== =========== =========== ============

                                             S&P
                                             500         GMP      Temporary
                                            Index       Stock       Cash        Asset       Ultra       Loan
December 31, 1995                           Fund        Fund        Fund        Fund        Fund        Fund        Total
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
 Investment income:
  Interest                                  $12,721     $15,734    $115,943     $13,951     $15,784                 $174,133
  Dividends on Green
   Mountain Power stock                                 361,340                                                      361,340
  Other dividends                                                                71,955     128,025                  199,980
  Realized gain (loss) on
   sale of investments                       37,908     (42,462)                 10,117      40,676                   46,239
  Net unrealized
   appreciation
   (depreciation) in fair
   value of investments                     499,947       4,395                 305,702     525,077                1,335,121
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Investment
      Income                                550,576     339,007     115,943     401,725     709,562                2,116,813
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
Contributions:
  Employer                                              450,781                                                      450,781
  Employee                                  272,689     243,325     170,413     333,323     371,728                1,391,478
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Contributions                    272,689     694,106     170,413     333,323     371,728                1,842,259
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

     Total Additions                        823,265   1,033,113     286,356     735,048   1,081,290                3,959,072
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Administrative expenses                      (8,045)    (22,021)     (8,757)    (11,135)    (10,525)                 (60,483)
Benefits Paid                              (126,474)   (311,864)   (146,180)   (123,119)   (197,382)                (905,019)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total Deductions                      (134,519)   (333,885)   (154,937)   (134,254)   (207,907)                (965,502)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Interfund Transfers                         281,106    (604,092)     20,935      74,069     186,599      41,383
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Net Increase                                969,852      95,136     152,354     674,863   1,059,982      41,383    2,993,570


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of Year                       1,243,157   4,912,844   1,726,409   1,878,678   1,655,207     989,841   12,406,136
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

  End of Year                            $2,213,009  $5,007,980  $1,878,763  $2,553,541  $2,715,189  $1,031,224  $15,399,706
                                         =========== =========== =========== =========== =========== =========== ============



                             S&P
                             500         GMP     Guaranteed   Temporary
                            Index       Stock      Income       Cash        Asset       Ultra      Loan
December 31, 1994           Fund        Fund        Fund        Fund        Fund        Fund       Fund       Total
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------
 Investment income:
  Interest                   $8,421     $13,239        $283     $75,074     $13,144     $63,357               $173,518
  Dividends on Green
   Mountain Power stock                 347,529                                                                347,529
  Other dividends                                                            69,009                             69,009
  Realized gain (loss) on
   sale of investments        4,174     (47,781)                             (1,408)     (3,537)               (48,552)
  Net unrealized
   appreciation
   (depreciation) in fair
   value of investments      14,012    (452,690)                           (178,879)   (109,408)              (726,965)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------
     Total Investment
      Income                 26,607    (139,703)        283      75,074     (98,134)    (49,588)              (185,461)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------
Contributions:
  Employer                              455,722                                                                455,722
  Employee                  213,946     329,428                 169,535     339,317     312,120              1,364,346
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------
     Total Contributions    213,946     785,150           0     169,535     339,317     312,120              1,820,068
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------

     Total Additions        240,553     645,447         283     244,609     241,183     262,532              1,634,607
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------

Benefits Paid                (9,480)   (220,833)       (913)    (84,724)    (86,715)    (55,586)              (458,251)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------
     Total Deductions        (9,480)   (220,833)       (913)    (84,724)    (86,715)    (55,586)              (458,251)
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------

Interfund Transfers          67,031    (956,372)    (49,666)    (52,382)    452,236     380,390   158,763
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------

Net Increase (Decrease)     298,104    (531,758)    (50,296)    107,503     606,704     587,336   158,763    1,176,356


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of Year         945,053   5,444,602      50,296   1,618,906   1,271,974   1,067,871   831,078   11,229,780
                         ----------- ----------- ----------- ----------- ----------- ----------- --------- ------------

  End of Year            $1,243,157  $4,912,844          $0  $1,726,409  $1,878,678  $1,655,207  $989,841  $12,406,136
                         =========== =========== =========== =========== =========== =========== ========= ============




                            INDEPENDENT AUDITOR'S REPORT
                              ON SUPPLEMENTAL SCHEDULE


To the Retirement Board
Green Mountain Power Corporation
  Employee Savings and Investment Plan and Trust


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                         /s/KITTELL, BRANAGAN & SARGENT
                                        KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
February 11, 1997


                      Green Mountain Power Corporation
                Employee Savings and Investment Plan and Trust
          LINE 27A -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1996

                                Number
                              of Shares,
                               Contract
                               Amounts,                       Fair
                                 Loans         Cost           Value
                              -----------  -------------  -------------

Green Mountain Power
Corporation common stock         147,704     $3,951,129     $3,526,433

Twentieth Century Investors
Ultra Fund                       141,030      3,058,001      3,961,537

State Street S and P 500
Index Fund                        31,429      2,607,008      3,752,764

Fidelity Asset Manager Fund      181,316      2,581,226      2,986,278

Money Market Fund              1,902,853      1,902,853      1,902,853

Participant Loans                    270      1,229,841      1,229,841
                                           -------------  -------------
    TOTAL                                   $15,330,058    $17,359,706
                                           =============  =============

All of the investments above represent greater than 5% of the plan's beginning of year net assets.


                       Green Mountain Power Corporation
                  Employee Savings and Investment Plan and Trust
          LINE 27A -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              December 31, 1995

                                Number
                              of Shares,
                               Contract
                               Amounts,                       Fair
                                 Loans         Cost           Value
                              -----------  -------------  -------------

Green Mountain Power
Corporation common stock         177,158     $4,773,341     $4,916,135

Twentieth Century Investors
Ultra Fund                       103,990      2,203,518      2,715,188

State Street S and P 500
Index Fund                        22,800      1,639,875      2,212,996

Fidelity Asset Manager Fund      159,191      2,313,726      2,523,169

Money Market Fund              1,869,810      1,869,810      1,869,810

Participant Loans                    258      1,031,224      1,031,224
                                           -------------  -------------
    TOTAL                                   $13,831,494    $15,268,522
                                           =============  =============

All of the investments above represent greater than 5% of the plan's beginning of year net assets.



                        CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-58413) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated February 11, 1997, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1996, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.




                                         /s/KITTELL, BRANAGAN & SARGENT
                                        KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
Registration No. 167
February 11, 1997



                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 GREEN MOUNTAIN POWER CORPORATION
                                  EMPLOYEE SAVINGS AND INVESTMENT
                                          PLAN AND TRUST

                           By:    /s/Christopher L. Dutton
                                  ------------------------
                                  Christopher L. Dutton
                                  Chairman of the Retirement Board


Date:  May 16, 1997